HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Operations
             For the Three Months Ended December 31, 1998 and 1997
                                  (Unaudited)


The following Statements of Operations of Hynes & Howes Insurance Counselors, Inc. for the three months ended December 31, 1998 and 1997, reflect, in the opinion of the Company, all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for such periods. The results for interim periods are not necessarily indicative of results to be expected for the year.

                              Three Months Ended
                                 December 31,
                                1998      1997

Operating Income:
  Interest Income            $22,698   $17,294
  Other Income                   146       227

    Total Operating Income   $22,844   $17,521

Operating Expenses:
  Management Fees              9,750     9,750
  Legal and Audit              1,250     1,306
  Other Operating Expenses   $ 5,729   $ 5,325

    Total Operating Expenses $16,729   $16,381

Income (Loss) from Operations  6,115     1,140
  Provision for Income Taxes $     0   $     0

Net Income (Loss)            $ 6,115   $ 1,140

Earnings Per Common Share    $     0   $     0

Dividends per Common Share   $     0   $     0